Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion and analysis of financial condition and results of operations for the three month period ended March 31, 2004, should be read in conjunction with the unaudited interim consolidated financial statements and related notes in this report. Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") has been prepared with reference to the Company's unaudited interim consolidated financial statements and notes which have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and reconciled to Canadian generally accepted accounting principles ("Canadian GAAP"). The reconciliation is set out in note 11, to the unaudited interim consolidated financial statements. All financial information herein is presented in United States dollars, except per share data, and except as otherwise indicated. Readers are also encouraged to read the Company's 2003 annual report which contain financial statements and notes thereto. Historically, the primary consolidated financial statements of Zi Corporation (the "Company" or "Zi") have been prepared in accordance with Canadian GAAP and in Canadian dollars with an annual reconciliation of the Company's financial position and results of operations as calculated using US GAAP. In order to provide information on a more comparable basis with its industry peers and to better assist with the understanding of the financial statements to the majority of their users, who are in the United States, effective December 31, 2003, the Company initiated reporting its financial position, results of operation and cash flows under US GAAP in its consolidated financial statements and effective March 31, 2004 initiated reporting in US dollars, with comparative periods restated to US GAAP and US dollars. As part of the preparation of US GAAP consolidated financial statements, certain additional disclosures, as compared to the previously issued Canadian GAAP consolidated financial statements, were required. As part of the additional disclosures, the Company reestablished the previously reduced December 31, 1997 stated capital. The stated capital was reduced by the December 31, 1996 deficit, as allowed under Canadian GAAP but not under US GAAP. The result has no effect on shareholders' equity as at March 31, 2004 and December 31, 2003. In addition, costs of start-up activities and organizational costs are expensed as incurred under US GAAP. Previously capitalized start-up costs recorded in 1999, related to the start-up of Beijing Oz Education Network Ltd., and the related amortization expense recognized in subsequent years, have been excluded and these costs were expensed in the year they were incurred.	Other revisions to disclosures throughout the Company's unaudited interim consolidated financial statements and notes have been made to comply with US GAAP requirements including comparative disclosures. In September 2003, the Canadian Institute of Chartered Accountants ("CICA") issued an amendment to CICA Handbook Section 3870 "Stock-based Compensation and Other Stock-based Payments". The amendment provides two alternative methods of transition to the fair-value method of accounting for stock-based employee compensation - prospective and retroactive methods. In January 2003, FASB issued Statement No. 148 "Accounting for Stock-based Compensation -Transition and Disclosure, an Amendment of FASB Statement No. 123" ("SFAS No. 148"). SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-based Compensation", to provide alternative methods of transition for a voluntary change to the fair-value method of accounting for stock-based employee compensation. Both the Canadian and US amendments only apply to voluntary transitions before January 1, 2004. The Company adopted the fair-value method of accounting for stock options in the fourth quarter of 2003 under Canadian GAAP. The Company has adopted this fair-value based method prospectively, whereby compensation cost is recognized for all options granted on or after January 1, 2003. All stock options granted prior to January 1, 2003 will continue to be accounted for under APB No. 25 "Accounting for Stock Issued to Employees" unless these stock options are modified or settled subsequent to adoption. No such election has been made under US GAAP and as a result a stock compensation expense of $753,089 would be recorded under Canadian GAAP, increasing the net loss under Canadian GAAP to $2.2 million. This and other effects on the net loss arising from differences in generally accepted accounting principles between the United States of America and Canada are outlined in note 11 to the unaudited interim consolidated financial statements.

Forward Looking Information

This MD&A contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. You can identify these forward looking statements when you see the Company using words such as "expect", "anticipate", "estimate", "believe", "may", "potential", "intends", "plans" and other similar expressions or statements that an action, event or result "will", "may", "could" or "should" be taken, occur or be achieved, or the negative thereof or other similar statements. These statements are only predictions and involve known and unknown risks, uncertainties and other factors which may cause Zi's actual results, performance or achievements, or industry results, to be materially different from any future results, performance, or achievements expressed or implied by these forward-looking statements. These factors include, among others, those listed in "Risk Factors". Forward-looking statements are based on the beliefs, opinions and expectations of the Company's management on the date the statements are made. Although the Company believes that the forward-looking statements presented in this document are reasonable, Zi does not guarantee that they accurately or completely predict, reflect or state future results, levels of activity, performance, achievements or occurrence and Zi does not assume responsibility for failure to do so. The Company does not promise to update forward-looking information to reflect actual results, new information, occurrence of future events, or changes in management's beliefs, opinions or expectations. No undue reliance should be placed on such forward-looking statements.

Overview

Zi Corporation is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business unit which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc. ("MLG"), the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements.

Executive Summary of Operating Results

Three Months Ended March 31 (thousands of US$ except per share amounts)	2004	2003
Revenue	$3,029	$2,502
Gross margin	2,913	2,428
Net loss	(1,457)	(1,122)
Total assets	$9,883	$10,505
Net loss per share - basic and diluted	$(0.04)	$(0.03)
Outstanding shares, weighted average	39,375	38,006
Outstanding shares, end of period	39,493	38,014

All dollar amounts are in United States dollars and in accordance with accounting principles generally accepted in the United States of America. This information should be read in conjunction with the Company's unaudited interim consolidated financial statements and notes.

Critical Accounting Policies and Estimates

The preparation of the Company's financial statements requires the use of estimates and judgments that affect its reported amount of assets, liabilities, revenues and expenses. On an ongoing basis, the Company evaluates its estimates, including those related to asset impairment, revenue recognition, contingencies and litigation. These estimates are based on information that is currently available to the Company and on various other assumptions that it believed to be reasonable under the circumstances. Actual results could vary from those estimates under different assumptions and conditions.

The Company has identified the following critical accounting policies that affect the more significant estimates and judgments used in preparation of its consolidated financial statements.

Going Concern Basis

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred operating losses on a recurring basis. On December 19, 2003, the Company borrowed $1.0 million through the issuance of a demand note payable on terms described in note 7 "Notes Payable" to the Company's unaudited interim consolidated financial statements. At present, Zi has not arranged replacement financing to repay the note and there can be no assurance that Zi will be successful in its efforts to complete such refinancing.

Continuing operations are dependent on the Company achieving profitable operations in the coming year, being able to refinance its borrowings and increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to raise additional capital to meet the repayment of the note payable, increase revenue and continue as a going concern.

Software Development Costs

All research and development costs are expensed as incurred except those that qualify under Statement of Financial Accounting Standards ("SFAS") No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed". Research and development costs incurred prior to the establishment of the technological feasibility of a particular software project are expensed as incurred. Software development costs, including costs associated with coding and testing of project related software, are capitalized subsequent to when the technological feasibility of a project is established.

Capitalized costs are amortized commencing in the period of the product's commercial release. The determination of whether a project is technically feasible involves establishing, at a minimum, that the Company has a detailed, documented and consistent product and program design, including high risk development issues related to the project, with the necessary resources to complete the project. If a detailed program design is not used, technological feasibility will be established when a product design or working model of the software model, consistent with the product design, is complete and tested.

Revenue Recognition

The Company recognizes revenue when it is earned and realized in a manner consistent with interpretations in Staff Accounting bulletin No. 101 of the US Securities and Exchange Commission. Revenue from licensed software is recognized in accordance with Statement of Position ("SOP") 97-2, "Software Revenue Recognition".

Under software licensing arrangements, the Company recognizes revenues - provided that: a non-cancelable license agreement has been signed; the software and related documentation have been delivered; there are no uncertainties regarding customer acceptance; collection of the resulting receivable is deemed probable; the fees are fixed and determinable; and no other significant vendor obligations exist. Any revenue associated with contracts having multiple elements is deferred and recognized ratably over the period of the contract unless clear evidence exists with respect to the fair value of each separate element of the contract. In addition, contracts involving significant modifications or customization of the software sold are accounted for under the guidelines of contract accounting.

Customer support revenues consist of revenue derived from contracts to provide post contract support, such as maintenance and service support, to license holders. The revenues are recognized ratably over the term of the contract.

Revenues from software licensing royalties related to the sale of the product in which the Company's technologies have been embedded are recorded as earned. Software licensing royalties are included in fees from licensing and implementation.

Stock-based Compensation Plan

As permitted under Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", to accounting for the grant of employee and director stock options, the Company has elected to use the intrinsic value method, following Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees", and related interpretations. Under APB No. 25, companies are not required to record any compensation expense relating to the grant of options to employees or directors where the awards are granted upon fixed terms with an exercise price equal to fair value at the date of grant and the only condition of exercise is continued employment. The Company accounts for restricted stock units ("RSU's") in accordance with SFAS No. 123, whereby the fair value method is used and the related expense is recognized over the vesting period.

The Company has a stock-based compensation plan and has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. If stock or stock options are repurchased from employees, the excess of the consideration paid over the carrying amount of the stock or stock option cancelled is charged to retained earnings.

Revenue

Total revenue for the three-months ended March 31, 2004 was $3.0 million, an increase of 21 percent or $0.5 million over first quarter revenue a year earlier. Revenue from Zi Technology and its text input applications was $3.0 million compared to $2.4 million for the same period a year ago. Other product revenue from e-Learning was $59,000 for the quarter compared to $92,000 a year earlier.

In this quarter, we earned royalties from 43 eZiText licensees compared to 30 in the same period a year earlier. In the three months ended March 31, 2004, 84 new handset models embedded with eZiText were released into the market, bringing the total as of that date to 482 compared to 249 a year earlier.

Gross margin on revenue was $2.9 million for the first quarter of 2004, an increase of 20 percent over last year's level of $2.4 million. Gross margin this quarter is relatively unchanged at 96 percent of revenue compared to 97 percent in the first quarter of the prior year.

Operating Costs and Expenses

Selling, general and administrative expense ("SG&A") in the three months ended March 31, 2004 was $3.3 million compared to $2.1 million in the three months ended March 31, 2003. The increase of $1.2 million is due to $1.4 million in non-cash compensation expense recognized upon issuance of restricted stock units and non-employee stock options. There were no similar non-cash compensation expenses incurred in the prior year's first quarter. Excluding these non-cash expenses, SG&A decreased $0.2 million reflecting efforts to rationalize operations in order to achieve profitability and positive cash flow. Product research and development expense increased by $0.2 million year over year to $0.7 million reflecting costs associated with developing new language databases.

Depreciation and amortization decreased by $0.2 million in the first quarter of 2004 compared to the same period a year earlier. The decrease in depreciation and amortization is due to the decrease in amortization of software development costs. Also, depreciation related to capital assets decreased as expenditures on capital assets decreased in the Zi Technology core business segment. For the first quarter of 2004, other interest expense decreased $0.4 million. Other interest expense in the three month period ended March 31, 2003 included the amortized portion of deferred financing cost of $0.4 million and interest expense, both related to a note payable of $3.27 million outstanding at March 31, 2003. On December 19, 2003, the Company borrowed $1.0 million through the issuance of a demand loan payable, as further discussed in the "Liquidity and Capital Resources" section of this MD&A.

Net loss was $1.5 million for the three-month period in 2004 compared to $1.1 million a year earlier. Net loss adjusted for non-cash compensation items was $55,000. The net loss in the current period includes: $0.7 million operating profit from the Zi Technology business segment; $0.3 million loss from the e-Learning business segment; and $1.9 million loss for other corporate costs including public company operating costs and non-cash compensation expense recognized upon issuance of restricted stock units and non-employee stock options. Compared to the same period a year earlier, the Zi Technology segment operating income increased by $0.5 million from a segment operating income of $0.2 million.

Liquidity and Capital Resources

At March 31, 2004, the Company held $2.2 million in cash and cash equivalents. Cash flow applied to operations was $0.4 million in 2004 and $0.6 million in 2003. Included in the $0.4 million of cash utilized was $0.75 million representing the final scheduled installment under a settlement agreement with AOL. Excluding the AOL final payment, cash flow provided by operations was $0.34 million. The net decrease of $0.2 million in cash applied to operations between the two quarters represents, principally, increased revenue and gross margin of $0.5 million, decreased other interest expense of $0.4 million, offset by increased product research and development expense of $0.2 million, and funds applied to non-cash working capital of $0.6 million.

The Zi Technology business segment that offers the eZiText product operated at a profitable level while maintaining a modest level of investment in future technology initiatives. The Company is actively seeking to divest of the Chinese portion of Zi's e-Learning business investment.

On December 19, 2003, the Company borrowed $1.0 million through the issuance of a demand loan payable. The note payable bears interest at the prime rate plus one percent, payable monthly. The loan is secured by a first security interest in 5,000,000 shares of MLG, held by the Company. Capital requirements for the remainder of 2004 include, among other things, debt repayment and costs to carry Oztime until it is divested. The Company must raise capital in order to fund these capital items.

Risks and Uncertainties

Zi is a global company and conducts business in many countries of the world across several continents, including North America, Asia and Europe. The Company's business is subject to risks arising out of the policies of foreign governments, imposition of special taxes or similar charges by government bodies and foreign exchange fluctuations and controls. The Company tries to minimize these risks, but there can be no assurance that they can be mitigated, or that they will not have a materially adverse effect on the business.

As discussed in note 2, "Going Concern Basis of Presentation" and note

9 "Contingent Liabilities and Guarantees" to the Company's March 31, 2004 unaudited interim consolidated financial statements, continuing operations are dependent on the Company achieving profitable operations in the coming year, being able to refinance its borrowings and increase revenue and achieve profitability. The financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to raise additional capital to meet the repayment of the note payable, increase revenue and continue as a going concern.

Risk Factors

Important risk factors that could cause actual results, performance or achievements to be materially different from those expressed or implied by these forward-looking statements include:

  Zi's continuing as a going concern due to history of operating losses and uncertainty of future profitability;

  uncertainty as to the degree of and continuing market acceptance of Zi's products and services;

  risks associated with the number, amount, timing and development of new products;

  uncertainty regarding patents, intellectual property rights and software piracy;

  variability in customer demand;

  risks associated with the contingent nature of continued performance under major sales contracts;

  rapid technological change and competition;

  risks associated with doing business in foreign countries;

  the potential for adverse developments in pending litigation;

  risks related to indemnity claims from third parties;

  risks associated with the terms of a settlement agreement and permanent injunction in respect of a US patent infringement lawsuit that has settled;

  fluctuations in foreign exchange rates;

  uncertainties associated with changes in government policy and regulation, particularly in the Peoples Republic of China ("PRC" or "China");

  adverse changes in general political, economic, business, regulatory and legal conditions in any of the countries in which the Company does business;

  changes in Zi's size and structure;

  risks associated with mergers, acquisitions and dispositions;

  risks of dilutive future financings;

  the effectiveness of Zi's management and Zi's strategic relationships,

  investment risks associated with Zi's e-Learning investments;

  other risks and uncertainties that may be disclosed in the Company's various corporate disclosure documents from time to time, and;

  other risk factors detailed from time to time in the Company's periodic reports filed with the US Securities and Exchange Commission and other regulatory authorities.